Exhibit 99.2

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Extraordinary General Meeting of Shareholders - Phaos Technology Holdings (Cayman) Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.	FOR	AGAINST	ABSTAIN
1. As an ordinary resolution, to increase the Company's authorized share capital from US$100,000 divided into 950,000,000 Class A Ordinary Shares, par value US$0.0001 per share and 50,000,000 Class B Ordinary Shares, par value US$0.0001 per share, to US$10,000,000,000 divided into 95,000,000,000,000 Class A ordinary shares of a par value of US$0.0001 each and 5,000,000,000,000 Class B ordinary shares of a par value of US$0.0001 each, by the creation of 94,999,050,000,000 Class A ordinary shares of a par value of US$0.0001 each and 4,999,950,000,000 Class B ordinary shares of a par value of US$0.0001 each (the "Share Capital Increase").	☐	☐	☐
2. As an ordinary resolution: (a) to approve the consolidation of the Company's every fifteen (15) issued and unissued class A ordinary shares of US$0.0001 each (the "Pre-Consolidation Class A Ordinary Shares") into one (1) class A ordinary share of US$0.0015 each (the "Class A Ordinary Shares") and every fifteen (15) issued and unissued class B ordinary shares of US$0.0001 each (the "Pre-Consolidation Class B Ordinary Shares") into one (1) class B ordinary share of US$0.0015 each (the "Class B Ordinary Shares", and collectively with the Class A Ordinary Shares, the "Ordinary Shares"), with such consolidated Ordinary Shares ranking pari passu in all respects with each other (the "Share Consolidation"), such that following the Share Consolidation the authorized share capital of the Company shall become US$10,000,000,000 divided into 6,333,333,333,333 Class A Ordinary Shares of US$0.0015 par value each and 333,333,333,334 Class B Ordinary Shares of US$0.0015 par value each; (b) authorize the board of directors (the "Board") to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation so that no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation will be rounded up to the whole number of shares; and (c) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidation.	☐	☐	☐
3. As a special resolution, to adopt the third amended and restated memorandum and articles of association of the Company, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated August 12, 2026, in substitution for, and to the exclusion of, the Company's current second amended and restated memorandum and articles of association, with immediate effect from the date of passing this resolution (the "Adoption of the Amended and Restated Memorandum and Articles"), in order to: (i) provide for (A) the conversion right of Class B Ordinary Shares into Class A Ordinary Shares; (B) an exclusive jurisdiction for dispute resolution in respect of certain Cayman law and internal affairs claims, subject to the carve-outs set out therein, against the Company and (C) the amendment of the approval threshold for the passing of ordinary resolutions of the Company by way of written resolution, such that a written resolution of the members shall be passed as an ordinary resolution if it is signed by, or on behalf of, members representing a majority of the total voting rights of all the members who would be entitled to vote on that resolution, in substitution for the existing requirement that such written resolution be signed by all members entitled to vote, so as to permit ordinary resolutions to be passed in writing by the requisite majority rather than unanimously, and (ii) subject to Proposal One and Proposal Two being passed, to reflect the Share Capital Increase and the Share Consolidation.	☐	☐	☐
4. As an ordinary resolution, to approve the allotment and issuance of 2,900,000 Pre-Consolidation Class B Ordinary Shares to Hong Loon Gan (the "Share Issuance").	☐	☐	☐
5. As an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Meeting, (a) any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, the Share Consolidation, the Adoption of the Amended and Restated Memorandum and Articles, and other proposals under the foregoing resolutions, in each case only to the extent duly approved by shareholders and only for administrative or ancillary implementation purposes, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company's share registrar and/or transfer agent be and is hereby instructed to update the shareholder lists of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the "General Authorization").	☐	☐	☐
6. As an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three, Proposal Four and Proposal Five (the "Adjournment").	☐	☐	☐

(TO BE SIGNED ON REVERSE SIDE)

Phaos Technology Holdings (Cayman) Limited
Extraordinary General Meeting of Shareholders
August 31, 2026
9:30 p.m. Local Time
(9:30 a.m. Eastern Time)

The Meeting Materials for the Extraordinary General Meeting are available online at:
https://ir.phaostech.com/corporate-governance/shareholder-meetings/

If you would like to attend the Virtual Meeting, please visit:
https://edge.media-server.com/mmc/p/4cfk4utm

Please note that all voting must be completed prior to the Meeting; no voting mechanism will be available during the Meeting itself.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Phaos Technology Holdings (Cayman) Limited (the "Company") hereby appoints Beh Hook Seng and Hong Loon Gan, and each of them, as proxies for the undersigned, with full power of substitution, to attend the Extraordinary General Meeting of Shareholders of the Company to be held on August 31, 2026 at 9:30 p.m. Singapore Time (August 31, 2026 at 9:30 a.m. Eastern Time), at 55 Ayer Rajah Crescent #05-05, Singapore 139949, and any adjournment or postponement thereof, and to vote the shares of the undersigned as designated on the reverse side hereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no direction is made, this proxy will be voted FOR each of the proposals. The proxies are authorized to vote in their discretion upon such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Phaos Technology Holdings (Cayman) Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

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Date	**Signature**	**Signature, if held jointly**
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